UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
PARALLEL PETROLEUM CORPORATION
(Name of Subject Company)
PARALLEL PETROLEUM CORPORATION
(Name of Persons Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
699157103
(CUSIP Number of Class of Securities)
Larry C. Oldham
Chief Executive Officer
Parallel Petroleum Corporation
1004 N. Big Spring, Suite 400
Midland, Texas 79701
(432) 684-3727
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies To:

Thomas W. Ortloff Lynch, Chappell & Alsup, P.C. 300 N. Marienfeld, Suite 700 Midland, Texas 79701 (432) 683-3351	W. Scott Wallace Haynes and Boone, LLP 2323 Victory Avenue, Suite 700 Dallas, Texas 75219 (214) 651-5000
☑	Check the box if the filing relates solely to preliminary communications prior to the commencement of a tender offer.

Attached hereto is the following communication:
•	Exhibit A - Joint press release of Apollo Global Management, LLC and Parallel Petroleum Corporation (“Parallel”), dated September 15, 2009, announcing that an affiliate of Apollo Global Management, LLC and Parallel have executed a definitive agreement for the acquisition of Parallel.

Exhibit A
THE FOLLOWING JOINT PRESS RELEASE WAS ISSUED BY
APOLLO GLOBAL MANAGEMENT, LLC AND PARALLEL PETROLEUM CORPORATION
ON SEPTEMBER 15, 2009

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